Exhibit 12.02

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS

						Nine Months Ended September 30,
	Year ended December 31,
In millions of dollars, except for ratios
	2004(1)(2)	2003(1)(2)	2002(1)(2)(3)	2001(1)(2)(3)	2000(1)(2)(3)(4)	2005(1)(2)	2004(1)(2)
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$13,271	$9,942	$12,273	$19,887	$23,072	$16,176	$9,064
Interest factor in rent expense	487	460	445	390	344	385	362
Dividends—Preferred Stock	95	103	126	170	183	74	71

Total fixed charges	$13,853	$10,505	$12,844	$20,447	$23,599	$16,635	$9,497

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$22,736	$25,170	$19,388	$18,929	$17,874	$22,172	$15,495
Fixed charges (excluding preferred stock dividends)	13,758	10,402	12,718	20,277	23,416	16,561	9,426

Total income	$36,494	$35,572	$32,106	$39,206	$41,290	$38,733	$24,921

Ratio of income to fixed charges excluding interest on deposits	2.63	3.39	2.50	1.92	1.75	2.33	2.62

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense	$22,004	$17,184	$21,177	$31,664	$36,373	$25,741	$15,308
Interest factor in rent expense	487	460	445	390	344	385	362
Dividends—Preferred Stock	95	103	126	170	183	74	71

Total fixed charges	$22,586	$17,747	$21,748	$32,224	$36,900	$26,200	$15,741

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$22,736	$25,170	$19,388	$18,929	$17,874	$22,172	$15,495
Fixed charges (excluding preferred stock dividends)	22,491	17,644	21,622	32,054	36,717	26,126	15,670

Total income	$45,227	$42,814	$41,010	$50,983	$54,591	$48,298	$31,165

Ratio of income to fixed charges including interest on deposits	2.00	2.41	1.89	1.58	1.48	1.84	1.98

(1)
On July 1, 2005, Citigroup completed the sale of Citigroup's Travelers Life & Annuity and substantially all of Citigroup's international insurance businesses to MetLife, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(2)
On June 24, 2005, Citigroup announced an agreement for the sale of substantially all of Citigroup's Asset Management Business to Legg Mason, Inc. The transaction is subject to certain domestic nd international regulatory approvals, as well as other customary conditions to closing, and is expected to close during the 2005 fourth quarter. Following the announcement, Citigroup began reporting these businesses separately as discontinued operations in the Company's Consolidated Statement of Income.

(3)
On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC) (an indirect wholly-owned subsidiary of Citigroup on Dec 31, 2001). Following the distribution, Citigroup began reporting TPC separately as discontinued operations in the Company's Consolidated Statement of Income.

(4)
On November 30, 2000, Citigroup completed its acquisition of Associates First Capital Corporation (Associates) in a transaction accounted for as a pooling of interests.